# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Surrozen, Inc., CIK 0001824893
CUSIP: 86889P208
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001952142

## Reporting persons
- StemPoint Capital LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 543,495; sole dispositive power 0; shared dispositive power 602,798; aggregate amount beneficially owned 602,798 (5% of the class)
- StemPoint Capital Management GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 543,495; sole dispositive power 0; shared dispositive power 602,798; aggregate amount beneficially owned 602,798 (5% of the class)
  Comment: StemPoint Capital Management GP LLC is a limited liability company.
- Michelle Ross: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 543,495; sole dispositive power 0; shared dispositive power 602,798; aggregate amount beneficially owned 602,798 (5% of the class)

## Item 1. Issuer
Name of issuer: Surrozen, Inc.
Address of issuer's principal executive offices: 171 Oyster Point Blvd, Suite 400, South San Francisco, CA 94080

## Item 2. Person Filing
Name of person filing: This filing is being jointly filed by StemPoint Capital LP, StemPoint Capital Management GP LLC, and Michelle Ross (collectively, the "Reporting Persons" and each a "Reporting Person").
Address of principal business office or, if none, residence:
The business addresses of each Reporting Person is:

520 Madison Avenue, 19th Floor
New York, NY 10022
Citizenship:
StemPoint Capital LP is a limited partnership organized under the laws of the State of Delaware.

StemPoint Capital Management GP LLC is a limited liability company organized under the laws of the State of Delaware.

Michelle Ross is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Items 5-9 of each cover page are incorporated by reference. Each Reporting Person may be deemed to be the beneficial owner of 602,798 shares of Common Stock, $0.0001 par value per share (the "Common Stock"), consisting of (i) 273,140 shares of Common Stock, (ii) 70,158 shares of Common Stock underlying Series A Warrants, (iii) 64,500 shares of Common Stock underlying Series B Warrants, and (iv) 195,000 shares of Common Stock underlying Series E Warrants. The Series A, B, and E Warrants are subject to a beneficial ownership limitation of 9.99% (the "Beneficial Ownership Limitation").
Percent of class: Each Reporting Person may be deemed to beneficially own 5.0% shares of Common Stock, which is calculated based on (i) 11,610,371 shares of Common Stock reported as issued and outstanding as of May 4, 2026 in the Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2026, plus 70,158 shares of Common Stock which may be acquired upon the exercise of Series A Warrants, 64,150 shares of Common Stock which may be acquired upon the exercise of Series B Warrants, and 195,000 shares of Common Stock which may be acquired upon the exercise of Series E Warrants, which are subject to the Beneficial Ownership Limitation, which amount has been added to the shares outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.
Sole power to vote or to direct the vote: -0-
Shared power to vote or to direct the vote: 543,495. Comment: Shared voting power includes 329,658 Warrants beneficially owned by the Reporting Persons.
Sole power to dispose or to direct the disposition: -0-
Shared power to dispose or to direct the disposition: 602,798. Comment: Shared dispositive power includes 329,658 Warrants beneficially owned by the Reporting Persons.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)

## Signatures
- StemPoint Capital LP: /s/ Sean C. Tan, Sean C. Tan, Authorized Signatory (08/14/2026)
- StemPoint Capital Management GP LLC: /s/ Sean C. Tan, Sean C. Tan, Authorized Signatory (08/14/2026)
- Michelle Ross: /s/ Michelle Ross, Michelle Ross (08/14/2026)